I
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                    Environmental Solutions Worldwide, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $.001 per share
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                         (Title of Class of Securities)

                                    29 408 K

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                                 (CUSIP Number)


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                                    C Platts
                               Alpine Trustees SA
                        15 rue du Cendrier, PO Box 1057

                           1211 Geneva 1, Switzerland

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                               December 17, 2010
   __________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This Schedule 13D filed by Sedam Limited and Bengt Odner amends previously filed 13D Amendment No. 1 filed December 14,2010 (the "Prior Schedule 13D").

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29 408 K
Page 2 of 5

1. Names of Reporting Persons.

               I.R.S. Identification Nos. of above persons (entities only).

                   Sedam Limited
                   00-0000000

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        2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [_]
                                                                       (b) [X]

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3. SEC Use Only

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4. Source of Funds (See Instructions)

                  OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e) [_]
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6. Citizenship or Place of Organization

   Cypress, Greece
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  Number of               7.      Sole Voting Power
   Shares                         23,837,120 shares of Common Stock
  Beneficially
  Owned by Each           8.      Shared Voting Power
  Reporting                       0 shares of Common Stock
   Person With
                          9.       Sole Dispositive Power
                                   23,837,120 shares of Common Stock

                         10.       Shared Dispositive Power
                                   0 shares of Common Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    23,837,120 shares of Common Stock(1)

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)                                                      [_]
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13. Percent of Class Represented by Amount in Row (11)
    18.41%
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14. Type of Reporting Person (See Instructions)
    CO

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------------

(1) Sedam Limited, a corporation organized under the laws of Cyprus, is controlled by a trust, of which Mr. Bengt Odner is the sole beneficiary. Mr. Odner was a director of Environmental Solutions Worldwide, Inc. until his resignation on December 17, 2019. Includes 23,837,120 shares previously reported.

CUSIP No. 29 408 K
Page 3 of 5

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1. Names of Reporting Persons.

               I.R.S. Identification Nos. of above persons (entities only).

                   Bengt George Odner
                   00-0000000

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        2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [_]
                                                                       (b) [X]

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3. SEC Use Only

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4. Source of Funds (See Instructions)

                 PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e) [_]
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6. Citizenship or Place of Organization

   Kingdom of Sweden
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  Number of               7.      Sole Voting Power
   Shares                         1,775,780 shares of Common Stock
  Beneficially
  Owned by Each           8.      Shared Voting Power
  Reporting                       25,612,900 shares of Common Stock
   Person With
                          9.       Sole Dispositive Power
                                   1,775,780 shares of Common Stock

                         10.       Shared Dispositive Power
                                   25,612,900 shares of Common Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    25,612,900 shares of Common Stock(2)

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)                                                      [_]
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13. Percent of Class Represented by Amount in Row (11)
    19.40%
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14. Type of Reporting Person (See Instructions)
    IN

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(2) The aggregate amount of Common Stock beneficially owned by Mr. Bengt Odner, a former director of the Issuer, is represented by 1,275,780 shares of Common Stock and 500,000 shares of Common Stock underlying stock options that may be exercised. In addition to the direct ownership listed herein, Mr. Odner has indirect beneficial ownership by way of Sedam Limited (supra).

     ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Environmental Solutions Worldwide, Inc. (the "Company"), with its principal executive offices located at 335 Connie Crescent, Concord L4K 5R2, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

     ITEM 2 IDENTITY AND BACKGROUND

     Item 2 is hereby amended and supplemented as follows:

     (a) Name: This statement is being filed by each of the following persons pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Act"), promulgated by the Securities and Exchange Commission (the "Commission"): (i) Sedam Limited and (ii) Bengt George Odner (collectively, the "Reporting Persons", and each a "Reporting Person");

     (b) Residence or Business Address: (i) Sedam Limited- 15 rue du Cendrier, 6th Floor, P.O. Box 1057, 1211 Geneva 1, Switzerland; and (ii) Bengt George Odner, Jervaulx Hall, Jervaulx, Ripon, North Yorkshire HG4 4PH, United Kingdom;

     (c) Present Principal Occupation or Employment: (i) Sedam Limited - Investment Holding Company; and (ii) Bengt George Odner - Investor;

     (d) During the past five years, none of the Reporting Persons has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors);

     (e) During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

     (f) Sedam Limited is a corporation incorporated under the laws of Cyprus and Bengt George Odner is a citizen of the Kingdom of Sweden.

     ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Sedam Limited, a corporation organized under the laws of Cyprus, is controlled by a trust, of which Mr. Bengt George Odner is the sole beneficiary. Mr. Odner was a director of Environmental Solutions Worldwide, Inc. until his resignation on December 17, 2010 and is the beneficiary of a trust that controls Ledelle Holdings Limited. 14,507,177 shares of Common Stock reported on this Schedule 13D were transferred by Mr. Odner to Sedam Limited and 1,000,000 shares of Common Stock reported on this Schedule 13D were transferred by Ledelle Holdings Limited to Sedam Limited to consolidate ownership.

1,275,780 shares of Common Stock reported on this Schedule 13D were acquired by Mr. Odner as an inducement premium received by all debenture holders of the Issuer for early conversion of their debentures as issued by the Issuer.

     ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented to include the following paragraphs, which are added following the last paragraph thereof:

On December 17, 2010, by written action and vote of the Reporting Persons and certain other stockholders of the Issuer, pursuant to Title XXXVI, Chapter 607,
Section 607.0704 of the Florida Statutes and the Issuer's Bylaws, Mark Yung was elected as a member of the Board of Directors of the Issuer (such action and vote, the "Action By Written Consent"). Each Reporting Person disclaims membership in any "group" that includes the other stockholders which were a party to the Action By Written Consent and has no current agreement with any other person to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.


     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Page 5 of 5
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The following is a description of the shares beneficially owned by the Reporting
Persons. All references to the Company's issued and outstanding Common Stock shall be deemed to mean 127,963,767 before giving effect to the issuance of up to 500,000 shares of Common Stock issuable upon the exercise of options beneficially owned by Mr. Odner.

        (i) Amount beneficially owned:

Sedam Limited is the beneficial owner of 23,837,120 shares of Common Stock (1); Bengt George Odner is the beneficial owner of 1,275,780 shares of Common Stock and 500,000 stock options (2).

        (ii) Percent of class:

See Item 11 on pages 2, 3 and 4 (supra.)

     (c)  See Item 3 (supra.)

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

     (e)  Not applicable.

..

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the Reporting Persons have any agreements with respect to the Common Stock or other securities of the Company.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

                                   SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: DECEMBER 23, 2010

                                        SEDAM LIMITED

                                        /S/ ANTHONY BROOKES
                                        --------------------
                                        BY: RIVE DIRECTORS LIMITED
                                            ANTHONY BROOKES,
                                            AUTHORIZED SIGNATORY



                                        /s/ BENGT GEORGE ODNER
                                        ----------------------
                                        BENGT GEORGE ODNER